Exhibit 4.48
English Translation for Reference
LETTER OF UNDERTAKING
IT IS HEREBY UNDERTAKEN THAT:
Chen Jiezhen, a citizen of the People’s Republic of China (hereinafter referred to as “China”), with the Chinese ID card number: 440106197702170360, holds 5% equity interest of Shenzhen Guanli Agricultural Technology Co., Ltd. (hereinafter referred to as “Guanli”);
The above shareholder hereby irrevocably undertakes to Agria Brother Biotech (Shenzhen) Co., Ltd. (hereinafter referred to as “Agria Brother”) as follows:
Once I, as a shareholder of Guanli, receive any dividends, bonuses or other distributions from Guanli, I shall transfer all such incomes remaining after the deduction of any taxes payable thereon, without compensation, to Agria Brother and/or any person designated by it unless this is restricted by laws, regulations or judicial proceedings.
Undertaken by (Signature):

/s/ Chen Jiezhen
November 3, 2009